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Exhibit 99.3

                           UNIFAB INTERNATIONAL, INC.
                             SECOND QUARTER RESULTS


New Iberia, LA - (Business Wire) - August 14, 2002-- UNIFAB International, Inc. (NASDAQSC: UFAB) today reported net loss of $3.4 million ($0.42 per share, basic and diluted) on revenue of $8.4 million for the three months ended June 30, 2002, compared to net loss of $591,000 ($0.07 per share, basic and diluted) on revenue of $22.9 million for the three months ended June 30, 2001. Depreciation and amortization for the quarter was $638,000 compared to $654,000 in the June quarter last year. The Company reported backlog of approximately $7.2 million at June 30, 2002. At June 30, 2002 the Company is in default under the terms of its Senior Secured Credit Agreement and consequently has classified $22,667,000 outstanding under the agreement as a current liability.

Included in cost of revenue in the June quarter, are valuation reserves of $408,000 on inventory, mainly waste processing modules manufactured by the Environmental Division, asset impairment costs of $252,000 related to certain assets acquired in the OBI acquisition which have no remaining utility, and $550,000 in reserves related to contract disputes arising in the quarter. Included in SG&A for the June quarter are payments totaling $150,000 related to settlement of employment contracts with former corporate executives. Other expense includes a $477,000 loss on the transfer of buildings and other leasehold improvements in full settlement of all obligations under and cancellation of the leases on the drilling rig repair facility in the Port of Iberia net of $126,000 gain on the sale of assets formerly used in plant maintenance operations. Drilling rig repair services will be performed at the Company's main facility in the Port of Iberia and at the Company's deepwater facility in Lake Charles, Louisiana.

UNIFAB International, Inc. is a custom fabricator of topside facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides design, repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services.

Statements made in this news release regarding UNIFAB's expectations as to future operations of the Company and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB, availability of skilled employees. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.